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UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45321

SEC MAIL ... FEB 26 20[04] ... WASH...

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** (MM/DD/YY) AND ENDING **December 31, 2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MFS Fund Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

500 Boylston Street
(No. and street)

Boston	**MA**	**02116**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Murray **(617) 954-5046**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Londergan, affirm [or swear] that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of MFS Fund Distributors, Inc., as of December 31, 2003, are true and correct, and such consolidated financial statements and supporting schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. I further affirm [or swear] that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Karen Marie Long
NOTARY PUBLIC
My commission expires Mar. 26, 2010

Michael J. Londergan 2/23/04
Signature Date

Treasurer
Title

Karen Marie Long
Notary Public

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Consolidated Statement of Financial Condition
( )	(c)	Consolidated Statement of Income (Operations)
( )	(d)	Consolidated Statement of Cash Flows
( )	(e)	Consolidated Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
( )	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)		Notes to Consolidated Financial Statements
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x)	(l)	An Oath or Affirmation
( )	(m)	Copy of the SIPC Supplemental Report
( )	(n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
( )	(o)	Unconsolidated Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) Under the Commodity Exchange Act34
( )	(p)	Unconsolidated Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act
( )	(q)	Unconsolidated Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission

MFS FUND DISTRIBUTORS, INC.
(SEC I.D. No. 45321)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003,
INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

FILED PURSUANT TO RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
MFS Fund Distributors, Inc:

We have audited the accompanying statement of financial condition of MFS Fund Distributors, Inc. (the "Company") (a wholly-owned subsidiary of Massachusetts Financial Services Company) as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes A and B, the statement of financial condition includes substantial allocations to and from the Company's Parent and its affiliates and is not necessarily indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated company.

Deloitte & Touche LLP

February 16, 2004

MFS FUND DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

($'s in thousands except share and per share amounts)

ASSETS:	
Cash and cash equivalents	$ 49,814
Investments	9,670
Fees receivable	1,643
Prepaid expenses	1,492
TOTAL ASSETS	$ 62,619
LIABILITIES:	
Accounts payable and accrued expenses	$ 31,997
Accrued compensation	14,964
Due to Parent and its affiliates, net	2,179
Total liabilities	49,140
Commitments and contingencies	
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value	
Authorized, 3,000 shares	
Issued and outstanding, 1,000 shares	1
Additional paid-in capital	18,025
Accumulated deficit	(4,547)
Total stockholder's equity	13,479
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 62,619

See notes to Statement of Financial Condition.

MFS FUND DISTRIBUTORS, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003
($ in thousands)

A. Summary of Significant Accounting Policies:

Business and organization

MFS Fund Distributors, Inc. (the "Company") is a wholly-owned subsidiary of Massachusetts Financial Services Company (the "Parent"). The Parent is a majority-owned subsidiary of Sun Life of Canada (US) Financial Services Holdings, Inc., which is ultimately a majority-owned subsidiary of Sun Life Assurance Company of Canada. The Company provides distribution and administrative services for various investment companies. The Company's business and results of operations are, to some extent, dependent on the value and composition of assets under management by its Parent, which include domestic and international equity and debt portfolios. Therefore, fluctuations in financial markets and in the value of assets under management by its Parent impact the Company's revenues. Certain officers and directors of the Company are also officers and directors of the Parent and its affiliates.

The statement of financial condition was prepared from the separate records maintained by the Company, which include both significant allocations from and transactions with its Parent as well as transactions with affiliates, and are not necessarily indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company. The Company has received significant subsidies from its Parent pursuant to a loss indemnification agreement. The Parent has indicated that this agreement, or a similar "cost plus" agreement, will be in place in fiscal 2004.

Use of estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and investments in highly liquid debt instruments purchased with a maturity of three months or less.

Investments

Investments consist of investments in investment company shares for which the Parent is the investment advisor and are reported at fair market value.

A. Summary of Significant Accounting Policies (continued):

Income taxes

The Company is included in the consolidated tax return of its Parent for state income tax reporting and its Parent and affiliates for federal income tax reporting. Federal and state income tax amounts are allocated among members of the consolidated tax group based upon separate return calculations. Based upon the Company's operating results and its contractual cost reimbursement agreement with its Parent, there were no amounts due for current or deferred income taxes at December 31, 2003.

Financial instruments

The amounts reported in the statement of financial condition for cash and cash equivalents, fees receivable and accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. The amount reported for investments is the fair value of those investments.

Concentration of credit risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash equivalents. The Company maintains cash equivalents with one financial institution. Cash equivalents include investments in highly liquid debt instruments of companies with high credit ratings. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

B. Related Party Transactions:

Pursuant to a Loss Indemnification Agreement (the "Agreement") between the Company and its Parent, the Parent has agreed to indemnify the Company for any net operating and non-operating loss it incurs during any year. The Agreement provides that the Company will be reimbursed for any net operating and non-operating loss it incurs during any year. In the event that the Company has net operating income in any year, including revenues assigned to the Company by the Parent or expenses allocated to the Parent from the Company, the amount of such operating income will be applied as a credit against any future payments due from the Parent to the Company under the terms of the Agreement. Upon termination of the Agreement, the amount of any unapplied credit shall be paid to the Parent by the Company; provided, however, that the amount of such payment shall not exceed the total amount of all payments previously made by the Parent to the Company.

($ in thousands)

B. Related Party Transactions (continued):

"Due to Parent and its affiliates, net" includes amounts payable to the Company's Parent and its affiliates of approximately $3,220, and amounts receivable from its Parent of approximately $1,041. The Company pays no interest on the amounts due to its Parent and there is no contractual due date for intercompany balances although the Company settles these balances with the Parent on a monthly basis.

The Company's Parent is committed to long-term operating leases for certain equipment, office and processing facilities under operating leases that expire on various dates through 2013. Expenses related to these commitments are allocated to the Company in the year in which they are incurred.

C. Net Capital Requirements:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2003, the Company had net capital of $9,485, which was $6,140 in excess of its required net capital of $3,345. The Company's aggregate indebtedness to net capital ratio was 5.29 to 1.

D. Exemption from Rule 15c3-3:

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under the provision of subparagraph (k) (1) thereof.

E. Commitments and Contingencies:

In the normal course of its business, the Company has entered into agreements that include indemnities in favor of third parties, such as distribution agreements and service agreements. It is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company has recourse against third parties with respect to foresaid indemnities and the Parent, on behalf of the Company, also maintains insurance policies that may provide coverage against certain of these claims.

In November 2003, the Securities and Exchange Commission ("SEC") settled an enforcement action against one of the broker-dealers (the "Broker") with which the Company, on behalf of the Parent does business relating to the undisclosed receipt of compensation from certain mutual fund companies in return for preferred marketing of their funds. The Parent was one of the 14 fund companies reported to be on the Broker's preferred list. As a result, the Parent and the Company have been under investigation by the SEC relating to its directed brokerage and revenue sharing arrangements with various

MFS FUND DISTRIBUTORS, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003
($ in thousands)

E. Commitments and Contingencies (continued):

distributors of its products, including the Broker. The Parent and the Company are cooperating with the SEC's investigation, which is ongoing. Any possible resolution of the investigations into these practices may include, but not be limited to, sanctions, penalties, damages or injunctions, restitution to mutual fund shareholders, and other financial penalties. The outcome of these investigations and the potential impact that they may have on the Company's financial condition is not yet determinable.

The Company is also involved in legal proceedings and litigation arising in the ordinary course of business. The outcome of such proceedings and litigation pending is not expected to materially impact the Company's financial condition.

******

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder of
MFS Fund Distributors, Inc.:

In planning and performing our audit of the financial statements of MFS Fund Distributors, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 16, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Commission, the National Association of Security Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 16, 2004